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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                     FORM 15

   CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934



                                    333-31071
                             Commission File Number

          HYDRO ALUMINUM WELLS, INC. (f/k/a WELLS ALUMINUM CORPORATION)
             (Exact name of Registrant as specified in its charter)

   809 Gleneagles Court, Suite 300, Baltimore, Maryland 21286, (410) 494-4500
              (Address, including zip code, and telephone number, including area code of registrant's principal executive offices)

                          10-1/8% Senior Notes Due 2005
           (Titles of each class of securities covered by this Form)

                                      None

(Title of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

 Please place an X in the boxes to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

 Rule 12g-4(a)(1)(i)       [ x ]  Rule 12h-3(b)(1)(i)       [   ]

 Rule 12g-4(a)(1)(ii)      [   ]  Rule 12h-3(b)(1)(ii)      [   ]

 Rule 12g-4(a)(2)(i)       [   ]  Rule 12h-3(b)(2)(i)       [   ]

 Rule 12g-4(a)(2)(ii)      [   ]  Rule 12h-3(b)(2)(ii)      [   ]

                                  Rule 15d-6                [   ]











Approximate number of holders of record as of the certification or notice date:
None

Pursuant to the requirements of the Securities Exchange Act of 1934, Hydro Aluminum Wells, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.


Date:    April 14, 2000            By: /s/ W. Russell Asher
                                       ---------------------------
                                   Name:   W. Russell Asher
                                   Title:  Chief Financial Officer
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Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the
General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other authorized person. The name and title of the person signing the form shall be typed or printed under the signature.